Exhibit 99.2

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
Autorité des marchés financiers
Saskatchewan Financial Services Commission - Securities Division

Dear Sirs/Mesdames:

Re: Cardiome Pharma Corp. (the “Company”)

We refer to the short form base shelf prospectus of the Company dated November 5, 2008 (the “Base Shelf Prospectus”), relating to the offer for sale from time to time of up to U.S.$250,000,000, in the aggregate, of securities of the Company, and the prospectus supplement of the Company dated November 6, 2008 to the Base Shelf Prospectus (collectively, the “Prospectus”) as amended and supplemented by the contents of the material change report dated April 2, 2009 (Amendment No. 1 to the Prospectus) and the material change report dated April 21, 2009 (Amendment No. 2 to the Prospectus).

We consent to the use, through incorporation by reference in the Prospectus of our report dated March 6, 2009 to the shareholders of the Company on the following financial statements:

Consolidated balance sheets as at December 31, 2008 and 2007;

Consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2008 and 2007.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly

Chartered Accountants

Vancouver, Canada
April 21, 2009

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.